  Exhibit 99.1

High Tide to Acquire Nine Operating Retail Cannabis Stores from Choom Holdings

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

  High Tide Emerges as Preferred Partner for Store Acquisitions Through Companies' Creditors Arrangement Act ("CCAA") Proceedings
  The Company is Set to Enter the British Columbia Market with the Acquisition of Two Stores in Vancouver

CALGARY, AB, July 7, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it is further expanding its bricks-and-mortar retail cannabis operations and entering the British Columbia market, through a binding agreement (the "Acquisition Agreement") pursuant to which High Tide will acquire two operating retail cannabis stores in British Columbia, six operating retail cannabis stores in Alberta, and one operating retail cannabis store in Ontario (collectively, the "Stores") from Choom Holdings Inc. (CSE: CHOO) (OTCQB: CHOOF) and its subsidiaries (together, "Choom"), for CAD$5.1 million (the "Transaction"), pending court approval on July 7, 2022.

High Tide Inc. (CNW Group/High Tide Inc.)

"I am thrilled to be announcing this deal today, which represents the third public company whose assets we have integrated into the High Tide portfolio since November 2020, following the acquisitions of Meta Growth and Smoke Cartel. Choom was one of the original and long-standing brands in cannabis retail with a presence across the country and a similar brand personality to Canna Cabana. This will make the integration of Choom into the Canna Cabana brand seamless," said Raj Grover, President and Chief Executive Officer of High Tide. "While Choom had 17 operational stores before entering CCAA proceedings, we are able to acquire the nine locations that we want across three provinces at an attractive price of 3.8x annualized Adjusted EBITDA[1]. With these acquisitions, we are able to bring our innovative discount club model to Vancouver, Canada's third-largest metropolitan area, as well as numerous new markets in Alberta where we do not yet have a presence. I look forward to giving a warm welcome to the team members from Choom as they join the High Tide family," added Mr. Grover.

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[1]Adjusted EBITDA is a non-IFRS financial measure.

The Stores have the following addresses:

1.	191 West 2nd Avenue in Vancouver, British Columbia (the "Vancouver West 2nd Store"). The Vancouver West 2nd Store is located in the trendy Mount Pleasant neighbourhood, close to numerous popular restaurants and retail stores, as well as the Olympic Village and Science World.
2.	1391 Richards Street in Vancouver, British Columbia (the "Vancouver Richards Store"). The Vancouver Richards Store is located in the trendy and densely-populated Yaletown neighbourhood in downtown Vancouver.
3.	7555 Montrose Road in Niagara Falls, Ontario (the "Niagara Store"). The Niagara Store is located in Niagara Square, an outlet mall anchored by numerous national big box and discount retailers.
4.	115 2nd Avenue West in Brooks, Alberta (the "Brooks Store"). The Brooks Store is located in the centre of Brooks, close to numerous retail businesses.
5.	5308 50th Avenue in Cold Lake, Alberta (the "Cold Lake 50th Avenue Store"). The Cold Lake 50th Avenue Store is part of a commercial district in Cold Lake South containing numerous restaurants and other businesses.
6.	1020 8th Avenue in Cold Lake, Alberta (the "Cold Lake 8th Avenue Store"). The Cold Lake 8th Avenue Store is located on the main east-west street in Cold Lake North, close to several businesses, restaurants, and hotels.
7.	320 Centre Street in Drumheller, Alberta (the "Drumheller Store"). The Drumheller Store is located in central Drumheller, close to a variety of local businesses and restaurants.
8.	2719 14th Street SW in Calgary, Alberta (the "Calgary Store"). The Calgary Store is located on a well-trafficked road in southwest Calgary and is easily accessible for residents of nearby communities with favourable cannabis demographics, such as Bankview and South Calgary.
9.	10140 107th Street in Westlock, Alberta (the "Westlock Store"). The Westlock Store is located in the town's commercial centre, close to numerous businesses.

For the three months ended April 30, 2022, collectively, the Stores generated annualized revenue of CAD$10.2 million and annualized Adjusted EBITDA of CAD$1.3 million. The purchase price represents 3.8x annualized Adjusted EBITDA for the three months ended April 30, 2022.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, court approval, approval from various provincial regulators, and other customary conditions of closing, and is expected to close in the coming weeks. The consideration (the "Consideration") for the Stores being acquired will be CAD$5.1 million, which is to be satisfied through the issuance of common shares of High Tide ("High Tide Shares") on closing of the Transaction (the "Closing") on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on TSXV for the 10 consecutive trading days preceding the Closing. The Transaction may close in multiple tranches depending on the speed of provincial regulatory approvals. Inclusive of the Stores, following the Closing, High Tide will have at least 43 stores in Ontario, 2 stores in British Columbia, 72 stores in Alberta, and 136 stores nationwide.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised Canadian retailer of recreational cannabis as measured by revenue, with 127 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: High Tide completing the Transaction on the terms and within the timelines set out in this news release; High Tide receiving requisite approvals for the Transaction; the anticipated effects of the Transaction on the business and operations of High Tide; the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed Transaction); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the impact of the COVID-19 pandemic on the Company's current and future operations; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein; the Company's ability to generate cash flow from operations and from financing activities; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the Company's intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures; the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will have the ability to successfully complete the Transaction (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities); current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; and the Company will complete the development of its cannabis retail stores.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; the inability of High Tide to close the Transaction upon the terms and/or timelines indicated herein or at all; the inability of High Tide to obtain requisite approvals; the inability of High Tide to pursue more retail acquisitions in the future; the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions, including the Transaction or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business; and risks that the Company will be unable to complete the development of any or all of its cannabis retail stores.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 07-JUL-22